OYC
3/7/11

[redacted]

SECUI 11015229 SION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
~~FEB 25~~ 2011
Mar 2
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/23/11

NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
National Financial Services LLC:

We have audited the accompanying consolidated statement of financial condition of National Financial Services LLC and subsidiaries (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Financial Services LLC and subsidiaries at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(In thousands)

ASSETS		
Cash	$	44,730
Cash and securities segregated under federal regulations (includes securities with a fair value of $6,776,828)		24,879,623
Securities borrowed		6,484,374
Securities received as collateral from affiliate		112,647
Receivables:		
Brokers, dealers and clearing organizations		1,059,313
Customers, net of allowance of $10,475		9,191,074
Fees		71,688
Total receivables		10,322,075
Securities owned—at fair value ($404,460 pledged as collateral)		1,253,514
Resale agreements		326,889
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $109,967		49,252
Other assets		142,549
TOTAL ASSETS	$	43,615,653
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Securities loaned	$	2,156,475
Obligation to return securities received as collateral from affiliate		112,647
Payables:		
Brokers, dealers and clearing organizations		1,563,210
Customers		35,965,978
Drafts		447,410
Total Payables		37,976,598
Securities sold, but not yet purchased—at fair value		216,703
Repurchase agreements		439,746
Payable to affiliates		149,625
Accrued expenses and other liabilities		196,571
TOTAL LIABILITIES		41,248,365
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		2,367,288
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	43,615,653

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Consolidated Statement of Financial Condition includes the accounts of National Financial Services LLC ("NFS") and its wholly owned subsidiaries, Correspondent Services Corporation ("CSC") and Combined Collateral LLC (collectively referred to as the "Company"). All material intercompany accounts are eliminated in consolidation.

Description of Business— The Company is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR"). NFS is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). NFS is licensed to transact on the NYSE Euronext and various national and regional stock exchanges. NFS provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's client base includes institutional and individual investors, introducing broker-dealers, investment advisors and corporations. NFS earns a significant amount of its revenues providing clearing and other services for an affiliated broker-dealer, Fidelity Brokerage Services LLC ("FBS")(see Note 8). FBS provides discount brokerage services to a retail customer base which effect transactions across a wide array of financial instruments. NFS engages in brokerage, clearance, custody and financing activities for which it receives fees from customers. NFS also engages in securities transactions on a proprietary basis for itself and facilitates securities transactions for its clients.

Securities Transactions—Proprietary transactions and the related principal transactions revenues are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are reported at fair value.

Customer Transactions—Receivable from and payable to customers include amounts related to both cash and margin transactions. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and clearing fees and related expenses are recorded on a trade date basis. The Company's customer base is monitored through a review of account balance aging, collateral in the account and an assessment of the customer's financial condition. An allowance against doubtful receivables is established through a combination of specific identification of accounts and percentages based on aging. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition. The Company earns asset and account based fees facilitating the purchase and sale of non-affiliated mutual fund assets on behalf of customers. A portion of the fees are based on a set percentage applied to the amount of assets in the mutual funds with the remainder based on the number of customer positions.

Brokerage and Customer Related Interest and Dividends—NFS collects and distributes introducing brokers' customer related interest pursuant to their clearing agreements, a portion of which is paid out to introducing brokers. Additionally NFS recognizes interest and dividend income and incurs interest and dividend expense from various sources such as collateralized securities transactions, proprietary trading activities and overnight sweep deposits.

Use of Estimates— The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements and the disclosure of contingencies as of December 31, 2010. Actual results could differ from the estimates included in the consolidated statement of financial condition.

Cash—For the purposes of reporting cash flows and amounts in the Consolidated Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is computed on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease. Other long-lived assets subject to amortization, including capitalized software, which is included in office equipment on the Consolidated Statement of Financial Condition, are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value and a charge against income is recorded.

Income Taxes—As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of the Parent. Therefore, the Company has no tax assets/liabilities.

Collateralized Securities Transactions—Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts including accrued interest and are presented on a net-by-counterparty basis, where permitted by GAAP. These agreements are generally collateralized by U.S. government and government agency securities and corporate bonds. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and are included in cash and securities segregated under federal regulations in the Consolidated Statement of Financial Condition.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions are primarily used to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized securities transactions is recorded on an accrual basis.

Derivatives—The Company enters into forward foreign currency exchange contracts to facilitate certain customer segregation requirements. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in other assets and other liabilities, as applicable, on the Consolidated Statement of Financial Condition.

Fair Value of Financial Assets and Liabilities—The majority of the Company's financial assets and liabilities are recorded at fair value or amounts that approximate fair value. Such assets and liabilities include cash, cash and securities segregated under federal regulations, securities borrowed, securities received as collateral from affiliate, receivable from brokers, dealers and clearing organizations, receivable from customers, fees receivable, securities owned, resale agreements, other assets, securities loaned, obligation to return securities received as collateral from affiliate, payable to brokers, dealers and clearing organizations, payable to customers, drafts payable, securities sold – but not yet purchased, repurchase agreements, payable to affiliates and accrued expenses and other liabilities.

The Company categorizes the financial assets and liabilities carried at fair value in its Consolidated Statement of Financial Condition based upon a three-level valuation hierarchy (See Note 4). The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements— In January 2010, the standard on fair value measurements and disclosures was amended to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 roll forward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amended standard effective January 1, 2010. Adoption of this amended standard did not have a material impact on the Consolidated Statement of Financial Condition.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

Cash and securities segregated under federal regulations consist of the following:

Resale agreements	$	16,642,086
Government securities		5,787,548
Interest bearing cash deposits		1,460,709
Securities guaranteed by the TLGP		989,280
	$	24,879,623

The Temporary Liquidity Guarantee Program (TLGP)—This program covers debt of banks, thrifts and/or certain holding companies which are guaranteed under the FDIC Temporary Liquidity Guarantee Program. This debt is backed by the United States government. It consists of full-term guaranteed commercial paper and non-convertible debt securities issued by an unaffiliated entity pursuant to the TLGP. This program expired on December 31, 2010. Original issuances of securities under the TLGP remain guaranteed by the government until the securities mature or are purchased back by the issuer.

4. FAIR VALUE MEASUREMENTS

The Company's securities owned and securities sold, but not yet purchased consist of the following:

Securites owned - at fair value:		
Money market funds	$	822,209
Debt:		
U.S. Government and agency		108,528
Municipals		104,976
Corporates		90,591
Equities		124,168
Other		3,042
Total	$	1,253,514

Securites sold, but not yet purchased - at fair value:		
Debt:		
U.S. Government and agency	$	55,572
Corporates		48,055
Municipals		534
Equities		107,291
Other		5,251
Total	$	216,703

As of December 31, 2010, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities segregated under federal regulations	$5,787,548	$ 989,280	$ -	$ 6,776,828
Securities received as collateral from affiliate	112,647	-	-	112,647
Securities owned	1,055,153	198,361	-	1,253,514
Total Assets	$6,955,348	$1,187,641	$ -	$ 8,142,989
Liabilities:				
Obligation to return securities received as collateral from affiliate	$ 112,647	$ -	$ -	$ 112,647
Securities sold, but not yet purchased	163,080	53,623	-	216,703
Total Liabilities	$ 275,727	$ 53,623	$ -	$ 329,350

Securities owned at fair value reported as Level 1 assets represent money market funds, US government treasury and agency fixed income securities in addition to equity securities. These assets are valued using third party independent vendor quotes.

Securities owned at fair value reported as Level 2 assets represent corporate and municipal bonds. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unobservable inputs. The Company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with the market approach which considers, among other things, recent market transactions for similar assets.

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, net receivables arising from unsettled trades and the Company's introducing brokers' margin loans.

Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers.

6. CONCENTRATIONS OF CREDIT RISK

The Company provides brokerage, clearance, financing and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers, including affiliates. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration,

credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer, NFS is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges of which it is a member or licensed to transact business. NFS has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1,500 or 2% of aggregate debit items arising from customer transactions. At December 31, 2010, NFS had net capital of $1,980,966, which was 13.66% of aggregate debit items and exceeded its minimum requirement by $1,691,020.

During 2010, NFS performed the computations for the assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth under Securities and Exchange Commission Rule 15c3-3. At December 31, 2010, NFS' PAIB reserve computation indicated that NFS had no PAIB reserve requirement.

8. TRANSACTIONS WITH AFFILIATED COMPANIES

Transactions with affiliated companies are settled with FMR, with the exception of transactions with FBS which are settled directly pursuant to their clearing agreement. Payable to affiliates represent the amounts due to FBS and FMR of $25,743 and $123,882, respectively, at December 31, 2010.

The Company entered into non-cash loan versus pledge securities transactions with FBS. The fair value of the collateral was $112,647 at December 31, 2010. This is presented as securities received as collateral from affiliate with a corresponding obligation to return securities received as collateral from affiliate on the Consolidated Statement of Financial Condition.

9. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans including certain additional cash bonuses on select plans is amortized over the applicable vesting periods with a charge to employee compensation and benefits expense.

10. COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions—In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. Customer and correspondent transactions include the sale of securities sold, but not yet purchased (short sales) and

the writing of options. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the Consolidated Statement of Financial Condition.

In the normal course of business, the Company borrows and lends securities to finance securities transactions and to facilitate the settlement process. In loaning securities, the Company utilizes securities owned by customers collateralizing margin debt and securities borrowed.

Liabilities to other brokers and dealers related to unsettled transactions (e.g., securities failed to receive) are recorded at the amounts for which the securities were acquired and are paid upon the receipt of securities from the other brokers and dealers.

Guarantees—The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Collateral—At December 31, 2010, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was $38,199,036. This collateral was generally obtained under resale agreements, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of $27,191,427 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales or to satisfy margin requirements with the Options Clearing Corp.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from FBS and a related obligation to return this collateral. The collateral had a fair value of $112,647 at December 31, 2010.

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2022. Future minimum rentals under these leases are $12,754, $10,685, $8,332, $8,283 and $8,283 for each of the years ending December 2011 through December 2015, respectively, and $37,448 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates a significant portion of its revenues by providing securities trading, brokerage and clearing activities to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world. The Company's financing is sensitive to interest rate fluctuations that may have an impact on the Company's profitability.

Litigation—In the normal course of business as a clearing broker-dealer, the Company has been named as a defendant in several legal actions, lawsuits and regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

The Company has been named in a FINRA arbitration matter brought by a defunct broker dealer for which the Company provided clearing services and its principal has alleged that the Company contributed to the loss of their business. The Company plans to defend this matter vigorously.

Letters of Credit—At December 31, 2010, the Company had unsecured letters of credit outstanding of approximately $5,000. Letters of credit approximating $777 were used as collateral for securities borrowed with a market value of approximately $760 and the remaining letters of credit were used primarily to satisfy margin requirements.

Credit Facilities—The Company has entered into multiple overnight, uncommitted, unsecured credit facilities with large financial institutions totaling $2,650,000 and uncommitted secured credit facilities totaling $225,000. These facilities are borrowed against periodically to satisfy the daily operating needs of the Company. There were no balances outstanding at December 31, 2010. The Company also has an uncommitted $1,000,000 line of credit with FMR. There were no amounts drawn down during the year. In addition, FMR has approved a subordinated loan facility to be used by NFS. There were no borrowings under this facility during the year. The Company has not asked for approval from FINRA and therefore the loan facility can not be used for regulatory capital purposes at this time.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

National Financial Services LLC
82 Devonshire Street
Boston, MA 02109

In planning and performing our audit of the consolidated financial statements of National Financial Services LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP